FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto are copies of dividend and earnings releases issued by Nordic American Tanker Shipping Limited (the "Company") on October 14, 2004, announcing its fourth quarter dividend payment and third quarter earnings.

ADDITIONAL INFORMATION

     BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Exhibit 1
---------

FOR IMMEDIATE RELEASE

Nordic American  Tanker  Shipping Ltd.
(NAT) - (AMEX: NAT) (OSE: NAT) announces results for 3rd quarter 2004.
----------------------------------------------------------------------

Hamilton, Bermuda, October 14, 2004. Nordic American Tanker Shipping Ltd. (the "Company") today announced its results for the 3rd quarter of 2004. The tanker market was significantly stronger in the 3rd quarter of 2004 than in the 2nd quarter of 2004 as reflected in the Company's enhanced dividend payment and operating results as described below. At the beginning of the 4th quarter of this year, the market has improved further.

For the period ending September 30, 2004, the Company had an operating profit of $33.4 million as compared to $19.8 million during the same period last year. Net profit was $32.0 million as compared to $18.5 million in the same period last year. The increase in earnings in 2004 compared to the same period in year 2003 is a result of the higher tanker spot market this year.

The results for the 3rd quarter of 2004 enable the Company to pay a 4th quarter 2004 dividend of $1.11 per share which is 26.1% higher than for the 3rd quarter of 2004. Including the dividend for the 4th quarter of 2004, the total dividend to be paid in 2004 is $4.84 per share. The total dividends paid in 2003 were $3.05. The 4th quarter dividend of $1.11 will be paid on or about November 19th 2004 to shareholders of record as of October 29, 2004. The next dividend payment is expected to be declared in January 2005 for payment in February 2005.

The spot market for modern Suezmax tankers in the 3rd quarter of 2004 was above the agreed minimum rate provided by the Company's bareboat charter contracts with BP Shipping. The 3rd quarter 2004 time charter equivalent (TCE) rate achieved by the Company's vessels was $55,742 per day compared to $43,255 in the 2nd quarter of 2004, $72,287 in the 1st quarter of 2004 and $51,501 in the 4th quarter of 2003.

The bareboat charter contracts with BP Shipping commenced in October 1997. Two of those contracts have now expired with the redelivery by BP Shipping of two of the Company's vessels on September 13 and October 6, 2004, respectively. The Company and BP Shipping have continued their relationship with new time charter contracts for those two vessels. The terms of those time charter contracts are described below.

The TCE in USD per day earned by the Company's vessels since 1999, by calendar quarter, has been as follows:

Period           1999     2000     2001     2002      2003      2004
------------------------------------------------------------------------
1st Quarter     22,000   26,079   51,607   22,000    57,756    72,287
2nd Quarter     22,000   33,701   35,088   22,000    38,291    43,255
3rd Quarter     22,000   48,153   28,668   22,000    23,243    55,742
4th Quarter     22,000   59,059   22,617   33,868    51,501

The results as of September 30, 2004 compared to the same period last year (unaudited) are as follows:

INCOME STATEMENT INFORMATION
All figures in USD
                       01/01 - 09/30  01/01 -  09/30   3rd Qtr.    3rd Qtr.
                             2004         2003           2004        2003
--------------------------------------------------------------------------
  Revenue                39,963,680   25,502,450   13,061,794   4,070,322
  Ship Broker              (148,422)    (138,206)     (56,284)    (46,575)
  Commissions
  Vessel Operating         (110,500)           0     (110,500)          0
  Expenses
  Management Fee           (150,000)    (187,500)     (25,000)    (62,500)
  Expense
  Insurance                 (79,998)     (75,000)     (26,666)    (25,000)
  Expense
  Reorg. charges/Other     (969,421)    (111,119)    (432,660)    (26,118)
  Expenses
  Depreciation           (5,123,280)  (5,123,280)  (1,707,760) (1,707,760)
  ------------------------------------------------------------------------
  Net Operating Income   33,382,059   19,867,345   10,702,924   2,202,369

  Financial                  41,849       19,975       14,290       8,280
  Income
  Financial              (1,398,690)  (1,351,496)    (516,485)   (444,447)
  Expenses
  ------------------------------------------------------------------------
  Net Financial Items    (1,356,841)  (1,331,521)    (502,195)   (436,167)
  ------------------------------------------------------------------------
  Net Profit             32,025,218   18,535,824   10,200,729   1,766,202
  ------------------------------------------------------------------------

  Earnings per Share           3.30         1.91         1.05        0.18

  Cash Flow per Share          3.83         2.44         1.23        0.36

The Company has 9,706,606 shared issued and outstanding.

The quarterly dividend paid since the commencement of trading of the Company's shares in 1997 has been as follows:

Period         1997    1998    1999    2000    2001     2002    2003    2004
----------------------------------------------------------------------------
1st Quarter            0.40    0.32    0.34    1.41     0.36    0.63    1.15
2nd Quarter            0.41    0.32    0.45    1.19     0.34    1.27    1.70
3rd Quarter            0.32    0.35    0.67    0.72     0.33    0.78    0.88
4th Quarter    0.30    0.30    0.36    1.10    0.55     0.32    0.37    1.11
----------------------------------------------------------------------------
Total USD      0.30    1.43    1.35    2.56    3.87     1.35    3.05    4.84
----------------------------------------------------------------------------

Balance sheet data for the Company as of September 30, 2004 and December 31, 2003 (figures in USD) (unaudited) are set forth below:

                          09/30/04                12/31/03
                          --------                --------
Vessels                 122,958,645              128,081,925
Current assets           10,057,909                8,248,449
Cash deposits               567,536                  565,924
--------------------------------------------------------------------
Total assets            133,584,090              136,896,298
--------------------------------------------------------------------

Shareholder's equity    102,580,201              106,857,976
Long term debt           30,000,000               30,000,000
Current liabilities       1,003,889                   38,322
--------------------------------------------------------------------

Total liabilities
  & equity              133,584,090              136,896,298

As previously announced by the Company, BP Shipping did not exercise its options to extend the original bareboat charters for the Company's three Suezmax tankers. Accordingly, the original bareboat charters for two of the Company's vessels expired on September 13 and October 6, 2004, respectively, when BP Shipping redelivered those vessels. The two vessels continue to BP Shipping on time charter contracts with a period of three years at spot market related rates in direct continuation from the expired contracts. Our third ship is expected to be redelivered by BP Shipping in mid-November at which time it is expected to commence a five-year bareboat charter contract with Gulf Navigation, Dubai.

With the two vessels on time charter to BP Shipping, the Company has become an operating company. With the spot market related income from the two time chartered vessels, plus the fixed income from the bareboat chartered vessel, the Company's fleet is configured in order to maintain consistent cash flows while taking advantage of current strong spot market rates.

Under the new time charter contracts with BP Shipping, the Company will have the responsibility of providing the crew and of operating and maintaining the vessels. These functions have been outsourced to IUM Shipmanagement, Norway, a first class technical manager of high reputation. As the Company has assumed responsibility for the operation of the two ships, quality and cost effective operations will be the prime focus.

The management of the Company intends to charter the ships in a manner that will allow the Company to cease being classified as a "Passive Foreign Investment Company" for US Tax purposes. This means that under current law, qualifying dividends, which will be available to our non-corporate US Shareholders commencing in 2006, are expected to be taxed at a maximum United States federal income rate of 15%, rather that the current maximum rate of 35 %.

For the foreseeable future, the Company's Board intends to continue its policy of maintaining a low debt to equity ratio and of prioritizing a dividend policy essentially as in the past. This policy allows the Company's shareholders to participate in the tanker charter market.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Contacts:
              Scandic American Shipping Ltd
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56
              3201 Sandefjord, Norway
              E-mail:  nat@scandicamerican.com
              Web site: www.nat.bm

              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906

              Gary J. Wolfe, Esq.
              Seward & Kissel LLP, New York, NY
              Tel: +1 212  574 1223

              Herbj0rn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  October 14, 2004                 By:/s/ Herbjorn Hansson
                                           ----------------------------
                                                Herbjorn Hansson
                                                President and
                                                Chief Executive Officer




01318.0002 #518114